                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                       (AMENDMENT NO. 3 - FINAL AMENDMENT)

                                       AND

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                         DATA RESEARCH ASSOCIATES, INC.
--------------------------------------------------------------------------------
                       (Name of Subject Company (issuer))

                            MCGUIRE ACQUISITION INC.
                          A WHOLLY OWNED SUBSIDIARY OF
                                SIRSI CORPORATION
                          A WHOLLY OWNED SUBSIDIARY OF
                              SIRSI HOLDINGS CORP.
--------------------------------------------------------------------------------
                       (Names of Filing Persons (offeror))

                          COMMON STOCK, PAR VALUE $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    237853106
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                     Larry D. Smith, Chief Financial Officer
                            McGuire Acquisition Inc.
                              c/o SIRSI Corporation
                            101 Washington Street, SE
                         Huntsville, Alabama 35801-4827
                            Telephone: (256) 704-7000

                                 with copies to:

                             Adam K. Weinstein, Esq.
                                 O'Sullivan LLP
                        30 Rockefeller Plaza, 27th Floor
                            New York, New York 10112
                            Telephone: (212) 408-2491
--------------------------------------------------------------------------------
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                            CALCULATION OF FILING FEE

   ==================================== ====================================
          TRANSACTION VALUATION                AMOUNT OF FILING FEE
            $50,120,534.00 (1)                  $10,029.22 (2)(3)
   ==================================== ====================================


         (1) Estimated for purposes of calculating the amount of filing fee only. The amount assumes (i) the purchase of 4,500,204 shares of common stock, par value $0.01 per share, of Data Research Associates, Inc., at a price per share of $11.00 in cash (ii) the purchase of 84,000 options at an average price of $4.31 per share and (iii) the purchase of one warrant for 50,000 shares at a purchase price of $5.125 per share. The purchase price for each of the options and the warrant represents the difference between the exercise price of such option or warrant and $11.00. The numbers of shares, options and warrants described in items (i), (ii) and (iii) of the preceding sentence represent all of the outstanding shares, options and warrants of Data Research Associates, Inc.

         (2)      Calculated as 1/50th of 1% of the transaction value.

         (3)      Wired to the SEC's lockbox account on July 23, 2001.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:.................$10,029.22

         Filing Parties:.........................McGuire Acquisitions Inc.,
                                                 SIRSI Corporation and
                                                 SIRSI Holdings Corp.

         Form or Registration No.:...............Schedule TO

         Date Filed: ............................July 25, 2001

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         /X/  third-party tender offer subject to Rule 14d-1.

         / /  issuer tender offer subject to Rule 13e-4.

         / /  going-private transaction subject to Rule 13e-3.

         /X/  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: /X/

Cusip No.  237853106
--------------------------------------------------------------------------------
   1.      Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).
           McGuire Acquisition Inc.
--------------------------------------------------------------------------------
   2.      Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)    X
           (b)
--------------------------------------------------------------------------------
   3.      SEC Use Only

--------------------------------------------------------------------------------
   4.      Source of Funds (See Instructions)    BK, SC

--------------------------------------------------------------------------------
   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
   6.      Citizenship or Place of Organization   Delaware


--------------------------------------------------------------------------------
               7    SOLE VOTING POWER             0

  NUMBER OF

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER           100*
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER        0

  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER      100*
    WITH


--------------------------------------------------------------------------------
11.        Aggregate Amount Beneficially Owned by Each Reporting Person

           100*
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.        Percent of Class Represented by Amount in Row (11)

           100%
--------------------------------------------------------------------------------
14.        Type of Reporting Person (See Instructions)

               CO
--------------------------------------------------------------------------------


--------------------------

* McGuire Acquisition Inc. acquired 4,438,648 shares in the offer of which 15,992 were tendered pursuant to Notice of Guaranteed Delivery. Subject to holders' rights to demand payment of the fair value under applicable Missouri law, approximately 61,556 shares were converted in the merger into the right to receive $11.00 per share in cash. Each of the 100 shares of McGuire Acquisition Inc. held by SIRSI Corporation was converted into one share of the surviving corporation.

Cusip No. 237853106
--------------------------------------------------------------------------------
   1.      Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).
           SIRSI Holdings Corp.
--------------------------------------------------------------------------------
   2.      Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)    X
           (b)
--------------------------------------------------------------------------------
   3.      SEC Use Only


--------------------------------------------------------------------------------
   4.      Source of Funds (See Instructions)    BK, SC


--------------------------------------------------------------------------------
   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
   6.      Citizenship or Place of Organization   Delaware


--------------------------------------------------------------------------------
               7    SOLE VOTING POWER             0

  NUMBER OF

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER           100*
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER        0

  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER      100*
    WITH


--------------------------------------------------------------------------------
11.        Aggregate Amount Beneficially Owned by Each Reporting Person

           100*
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


--------------------------------------------------------------------------------
13.        Percent of Class Represented by Amount in Row (11)

           100%
--------------------------------------------------------------------------------
14.        Type of Reporting Person (See Instructions)


               HC
--------------------------------------------------------------------------------


--------------------------

* McGuire Acquisition Inc. acquired 4,438,648 shares in the offer of which 15,992 were tendered pursuant to Notice of Guaranteed Delivery. Subject to holders' rights to demand payment of the fair value under applicable Missouri law, approximately 61,556 shares were converted in the merger into the right to receive $11.00 per share in cash. Each of the 100 shares of McGuire Acquisition Inc. held by SIRSI Corporation was converted into one share of the surviving corporation.

Cusip No. 237853106
--------------------------------------------------------------------------------
   1.      Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).
           SIRSI Corporation
--------------------------------------------------------------------------------
   2.      Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)    X
           (b)
--------------------------------------------------------------------------------
   3.      SEC Use Only


--------------------------------------------------------------------------------
   4.      Source of Funds (See Instructions)    BK, SC


--------------------------------------------------------------------------------
   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)


--------------------------------------------------------------------------------
   6.      Citizenship or Place of Organization   Delaware


--------------------------------------------------------------------------------
               7    SOLE VOTING POWER             0

  NUMBER OF

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER           100*
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER        0

  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER      100*
    WITH


--------------------------------------------------------------------------------
   11.     Aggregate Amount Beneficially Owned by Each Reporting Person

           100*
--------------------------------------------------------------------------------
   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
   13.     Percent of Class Represented by Amount in Row (11)

           100%
--------------------------------------------------------------------------------
14.        Type of Reporting Person (See Instructions)

               CO
--------------------------------------------------------------------------------

--------------------------

* McGuire Acquisition Inc. acquired 4,438,648 shares in the offer of which 15,992 were tendered pursuant to Notice of Guaranteed Delivery. Subject to holders' rights to demand payment of the fair value under applicable Missouri law, approximately 61,556 shares were converted in the merger into the right to receive $11.00 per share in cash. Each of the 100 shares of McGuire Acquisition Inc. held by SIRSI Corporation was converted into one share of the surviving corporation.

                   ------------------------------------------

         This Amendment No. 3 ("Final Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission ("SEC") on July 25, 2001, as amended by Amendment No. 1 to the Schedule TO, filed with the SEC on August 10, 2001, and Amendment No. 2 to the Schedule TO, filed with the SEC on August 22, 2001, relating to the commencement by McGuire Acquisition Inc., a Delaware corporation and an indirect wholly owned subsidiary of SIRSI Holdings Corp., a Delaware corporation, of its offer to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Data Research Associates, Inc., a Missouri corporation, at a price of $11.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 25, 2001, as amended on August 10, 2001 and as amended on August 21 by the Supplement No. 1 to the Offer to Purchase, (the "Offer to Purchase") and in the related Letter of Transmittal. Capitalized terms used herein but not otherwise defined have the meanings ascribed to such terms in the Offer to Purchase or in the Schedule TO.

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby incorporated by reference in response to all the items of this Schedule TO, except as otherwise set forth below. You should read this Final Amendment together with the Schedule TO filed on July 25, 2001, Amendment No. 1 to the Schedule TO filed on August 10, 2001 and Amendment No. 2 to the Schedule TO filed on August 22, 2001.

ITEM 1. SUMMARY TERM SHEET.

     Item 1 is hereby amended and supplemented to add the following:

     The Offer expired at 12:00 Midnight, New York City time, on Tuesday, August 28, 2001.

ITEM 2. SUBJECT COMPANY INFORMATION.

     Not modified.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     Not modified.

ITEM 4. TERMS OF THE TRANSACTION.

     Not modified.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Not modified.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Item 6 is hereby amended and supplemented to add the following:

     The Purchaser and DRAI have taken measures to cause the termination of the registration of the Shares under the Exchange Act. Purchaser has acquired the remaining Shares pursuant to the Merger.

ITEM 7. SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not modified.

ITEM 8. INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

     Item 8 is hereby amended and supplemented to add the following:

     As of the time the Offer expired, Purchaser owned approximately
4,438,648 Shares, which represents approximately 98.6% of the outstanding Shares. The Shares tendered include approximately 15,992 Shares tendered pursuant to Notices of Guaranteed Delivery. Subject to holders' rights to demand payment of fair value under applicable Missouri law, approximately 61,556 Shares not tendered were converted in the Merger into the right to receive $11.00 per Share in cash. Each of the 100 shares of McGuire Acquisition Inc. held by SIRSI Corporation were converted into one share of the surviving corporation. The information contained in DRAI's and SIRSI Corporation's press release, dated August 29, 2001, a copy of which is filed herewith as Exhibit (a)(5)(G), is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     Not modified.

ITEM 10. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Not modified.

ITEM 11. ADDITIONAL INFORMATION.

     Not modified.

ITEM 12. EXHIBITS.

(a)(1)(A)  Offer to Purchase+
(a)(1)(B)  Letter of Transmittal*
(a)(1)(C)  Notice of Guaranteed Delivery*
(a)(1)(D) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*
(a)(1)(E) Form of Letter to brokers, dealers, commercial banks, trust companies and other nominees*
(a)(1)(F) Form of Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients*
(a)(1)(G) Supplement No. 1 to the Offer to Purchase (incorporated by reference to the Schedule TO-T/A filed by Purchaser August 22, 2001)
(a)(5)(A) Text of Press Release, dated May 17, 2001, issued by DRAI and SIRSI Corporation (incorporated by reference to Schedule TO-C filed by Purchaser May 17, 2001)
(a)(5)(B) Text of Press Release, dated June 27, 2001, issued by DRAI and SIRSI Corporation (incorporated by reference to Schedule TO-C filed by Purchaser June 27, 2001)
(a)(5)(C) Text of Press Release, dated July 13, 2001, issued by DRAI and SIRSI Corporation (incorporated by reference to Schedule TO-C filed by Purchaser July 13, 2001)
(a)(5)(D)  Text of Press Release, dated July 25, 2001, issued by SIRSI
           Corporation*
(a)(5)(E) Summary newspaper advertisement, dated July 25, 2001, as published in The Wall Street Journal.*
(a)(5)(F) Text of Press Release, dated August 21, 2001, issued by DRAI and SIRSI Corporation (incorporated by reference to the Schedule TO-T/A filed by Purchaser August 22, 2001)
(a)(5)(G) Text of Press Release, dated August 29, 2001, issued by DRAI and SIRSI Corporation
(b)        Commitment letter, dated as of July 24, 2001*
(c)        not applicable
(d)(1)     Agreement and Plan of Merger, dated as of May 16, 2001++
(d)(2) Amendment to the Agreement and Plan of Merger, dated as of June 27, 2001*
(d)(3) Second Amendment to the Agreement and Plan of Merger, dated as of July 12, 2001*
(d)(4) Third Amendment to the Agreement and Plan of Merger, dated as of July 24, 2001, including the Form of Bridge Note*
(d)(5) Fourth Amendment to the Agreement and Plan of Merger, dated as of August 21, 2001 (incorporated by reference to the Schedule TO-T/A filed by Purchaser August 22, 2001)
(d)(5)     Support Agreement, dated as of May 16, 2001++
(d)(6)     Employment and Consulting Agreement, dated as of May 16, 2001++
(d)(7)     Confidentiality Agreement, dated as of February 5, 2001*
(d)(8)     Amendment to Confidentiality Agreement, dated as of July 10, 2001*

*  Incorporated by reference to Schedule TO-T/A filed by Purchaser July 25, 2001

+  Incorporated by reference to Schedule TO-T/A filed by Purchaser August 10,
   2001

++ Incorporated by reference to Schedule 13D filed by Purchaser May 25, 2001

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

                                    SIGNATURE

After due inquiry and to the best of our knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

               SIRSI HOLDINGS CORP.

               By:  /s/  Larry D. Smith
                    ----------------------------------------
               Name:  Larry D. Smith
               Title: Chief Financial Officer


               MCGUIRE ACQUISITION INC.

               By:  /s/  Larry D. Smith
                    ----------------------------------------
                    Name:  Larry D. Smith
                    Title: Chief Financial Officer


               SIRSI CORPORATION

               By:  /s/  Larry D. Smith
                    ----------------------------------------
                    Name:  Larry D. Smith
                    Title: Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A)  Offer to Purchase+
(a)(1)(B)  Letter of Transmittal*
(a)(1)(C)  Notice of Guaranteed Delivery*
(a)(1)(D) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*
(a)(1)(E) Form of Letter to brokers, dealers, commercial banks, trust companies and other nominees*
(a)(1)(F) Form of Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients*
(a)(1)(G) Supplement No. 1 to the Offer to Purchase (incorporated by reference to the Schedule TO-T/A filed by Purchaser August 22, 2001)
(a)(5)(A) Text of Press Release, dated May 17, 2001, issued by DRAI and SIRSI Corporation (incorporated by reference to Schedule TO-C filed by Purchaser May 17, 2001)
(a)(5)(B) Text of Press Release, dated June 27, 2001, issued by DRAI and SIRSI Corporation (incorporated by reference to Schedule TO-C filed by Purchaser June 27, 2001)
(a)(5)(C) Text of Press Release, dated July 13, 2001, issued by DRAI and SIRSI Corporation (incorporated by reference to Schedule TO-C filed by Purchaser July 13, 2001)
(a)(5)(D)  Text of Press Release, dated July 25, 2001, issued by SIRSI
           Corporation*
(a)(5)(E) Summary newspaper advertisement, dated July 25, 2001, as published in The Wall Street Journal.*
(a)(5)(F) Text of Press Release, dated August 21, 2001, issued by DRAI and SIRSI Corporation (incorporated by reference to the Schedule TO-T/A filed by Purchaser August 22, 2001)
(a)(5)(G) Text of Press Release, dated August 29, 2001, issued by DRAI and SIRSI Corporation
(b)        Commitment letter, dated as of July 24, 2001*
(c)        not applicable
(d)(1)     Agreement and Plan of Merger, dated as of May 16, 2001++
(d)(2) Amendment to the Agreement and Plan of Merger, dated as of June 27, 2001*
(d)(3) Second Amendment to the Agreement and Plan of Merger, dated as of July 12, 2001*
(d)(4) Third Amendment to the Agreement and Plan of Merger, dated as of July 24, 2001, including the Form of Bridge Note*
(d)(5) Fourth Amendment to the Agreement and Plan of Merger, dated as of August 21, 2001 (incorporated by reference to the Schedule TO-T/A filed by Purchaser August 22, 2001)
(d)(5)     Support Agreement, dated as of May 16, 2001++
(d)(6)     Employment and Consulting Agreement, dated as of May 16, 2001++
(d)(7)     Confidentiality Agreement, dated as of February 5, 2001*
(d)(8)     Amendment to Confidentiality Agreement, dated as of July 10, 2001*

*  Incorporated by reference to Schedule TO-T/A filed by Purchaser July 25, 2001

+  Incorporated by reference to Schedule TO-T/A filed by Purchaser August 10,
   2001

++ Incorporated by reference to Schedule 13D filed by Purchaser May 25, 2001